Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

August 10, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:                             Lehigh Gas Partners LP
Amendment No. 2 to the Registration Statement on Form S-1
Submitted July 24, 2012
File No. 333-181370

Dear Mr. Schwall:

Set forth below are the responses of Lehigh Gas Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 3, 2012 with respect to the Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on May 11, 2012, File No. 333-181370, as amended (the “Registration Statement”), and as discussed during telephone conversations with the Staff on Friday, August 3, 2012 (the “August 3rd Call”) and Tuesday, August 7, 2012. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have also hand-delivered three copies of this letter, Amendment No. 3 and Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2.

Each response is prefaced by the exact text of the Staff’s corresponding Comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Amendment No. 2 to Registration Statement on Form S-1

Cash Distribution Policy, page 60

1.                                      We note your responses to comments 1 and 3 from our letter to you dated July 18, 2012. It remains unclear why you retain throughout your prospectus language which suggests that holders of your common units might have protection against changes to the cash distribution policy or the elimination of any “minimum” quarterly distributions, which changes apparently may occur at any time regardless of prevailing unitholder preference and with absolutely no unitholder input. For example, you suggest that such holders may prevent changes due to their purported ability to approve or disapprove of modifications to the initial amount of your minimum quarterly distribution (MQD). At page 61, your revised disclosure indicates that while you have no “legal obligation to pay distributions at the [MQD] rate, the initial amount of our [MQD] rate, $        per unit, may not be modified without the approval of the holders of a majority of our common units….” This “protection” appears to be no more than an illusion in view of your disclosure on the same page (emphasis supplied) that your “general partner may, however, modify or revoke our cash distribution policy at any time, which may result in distributions in amounts less than our cash available for distribution or no distributions at all.”

Moreover, we note that you state at page 61 that “Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.” Therefore, please revise your prospectus to eliminate any language which could be read to suggest that the requirement that unitholders “approve” prior to changes provides any protection against the potential elimination of MQDs at any time by the general partner, when the converse appears to be the case. In the alternative, revise to clarify what purpose the approval requirement would serve if the general partner decides for whatever reason to modify or revoke your cash distribution policy in a way that eliminates or substantially reduces the amount of your “minimum” quarterly distributions.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please note that we have revised the Registration Statement to clarify that changes to our cash distribution policy may be made at any time by our general partner without approval of our limited partners and we have eliminated language suggesting that the approval of the limited partners would be required prior to such changes.  In addition, we have included additional disclosure regarding the manner in which our general partner will determine to modify or revoke our cash distribution policy and the factors our general partner will consider in connection with such determination.  Please see pages 13, 60 and 61.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital, page 61

2.                                      With regard to prior comment 3, it remains less than clear how the general partner will determine how much of the available cash to distribute. Please revise to clarify and to discuss with greater specificity whether there is a particular expectation regarding what will constitute “most” in this context. In that regard, if the general partner expects to retain only an insignificant amount of the available cash for other purposes, identify the other purposes and explain how the level to be retained will be determined.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please note that we have revised the Registration Statement to clarify and provide greater specificity with respect to how the general partner will determine how much of the cash available for distribution to distribute to unitholders and will determine the amount of cash available for distribution to reserve for future periods.  Please see pages 13, 60 and 61.

3.                                      If the referenced “intention” to distribute “most” is subject to change each quarter or even more frequently, revise to make this clear to the reader insofar as the current presentation does not specify a period of time during which you have an intention to continue making distributions at the “initial” rate listed for the MQD.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please note that we have revised the Registration Statement to clarify that we intend to make distributions in an amount at least equal to the minimum quarterly distribution during the forecast period and that we do not expect that our cash distribution policy will change during the forecast period.  Please see pages 60 and 61.

Financial Statements, page F-1

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-6

Note 2. Pro Forma Adjustments and Assumptions, page F-6

4.                                      We note your discussion of the misstatement appearing under paragraph (i) of Note 2. We do not believe it is appropriate to reflect adjustments to correct errors in historical financial statements in a presentation of pro forma financial information under Article 11 of Regulation S-X. Please revise your presentation of pro forma financial information to remove the adjustments related to paragraph (i). Separately, if you are not able to conclude that the impact of the error on the financial statements of the predecessor entities is immaterial, revise those financial statements to correct the error.

Response:  We acknowledge the Staff’s Comment.  As discussed with the Staff on the August 3rd Call, and consistent with the proposal, and analysis supporting such proposal, set forth in our letter to the Staff dated August 1, 2012, we have revised the Predecessor Entity’s (as defined in the notes to the unaudited condensed combined financial statements included in the Registration Statement) combined financial statements to correct the immaterial misstatement associated with the Predecessor Entity’s recognition of “up-front” payments as other income for the year ended December 31, 2010.  In addition, we have revised the unaudited pro forma condensed combined financial statements included in the Registration Statement to remove the adjustments related to rental income and deferred rent for the “up front” payments referred to in paragraph (i) of Amendment No. 2. Please see pages F-19, F-53 and F-54.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Mark L. Miller of Lehigh Gas GP LLC at (610) 625-8039, Richard A. Silfen of Duane Morris LLP at (215) 979-1225 or Chad J. Rubin of the same firm at (215) 979-1204.

Sincerely,

Lehigh Gas Partners LP

By: Lehigh Gas GP LLC
its General Partner

By:	/s/ Mark L. Miller
Mark L. Miller
Chief Financial Officer

cc:                                Sandra Eisen (SEC)

Ethan Horowitz (SEC)

Sirimal R. Mukerjee (SEC)

Timothy S. Levenberg (SEC)

Brad Skinner (SEC)

Joseph V. Topper, Jr. (Lehigh Gas GP LLC)

James J. Devlin, Jr. (Lehigh Gas GP LLC)

Alan P. Baden (Vinson & Elkins L.L.P.)

Brenda K. Lenahan (Vinson & Elkins L.L.P.)

Richard A. Silfen (Duane Morris LLP)

Chad J. Rubin (Duane Morris LLP)